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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
MAR 01 2018
WASH D.C.

SEC FILE NUMBER
8-69759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ComCap LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1031 Franklin Street
(No. and Street)

San Francisco (City) CA (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, PA., CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue (Address) Daytona Beach Shores (City) FL (State) 32118 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GK DM

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ComCap LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMCAP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2017

COMCAP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

	Page Numbers
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 8
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS:	
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2017	9 - 10
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report	11
INDEPENDENT AUDITORS' REPORT ON SIPC ANNUAL GENERAL ASSESSMENT	13

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of COMCAP, LLC

We have audited the financial statements of COMCAP, LLC ("Company") which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2017 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COMCAP, LLC as of December 31, 2017,and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has used, rather than provided cash in its operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of COMCAP, LLC's financial statements. The supplemental information is the responsibility of COMCAP, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 23, 2018

COMPCAP, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		**For Year Ended December 31, 2017**
CURRENT ASSETS		
Cash and cash equivalents	$	180,062
Accounts receivable		158,894
Other current assets		7,734
Total current assets		346,690
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	346,690
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	72,952
Other accrued expenses		4,873
Deferred revenue		-
Total current liabilities		77,825
MEMBERS' EQUITY		
Undistributed earnings		268,865
Total Stockholders' Equity		268,865
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	346,690

See notes to financial statements and auditors' report.

COMPCAP, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2017

		2017
REVENUES:		
Advisory fees	$	962,480
Other income		42,048
Total revenue		1,004,528
EXPENSES:		
Personnel expenses	$	901,481
General operating expenses		248,662
Professional services		510,474
Regulatory fees		4,329
Total expenses		1,664,946
NET (LOSS) FROM OPERATIONS	$	(660,418)

See notes to financial statements and auditors' report.

COMPCAP, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2017

		Total Member's Equity
Balances, December 31, 2016	$	29,283
Plus Capital Contributions		900,000
Less Distributions		-
Net income (loss) for 2017		(660,418)
Balances, December 31, 2017	$	268,865

See notes to financial statements and auditors' report.

COMPCAP, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(660,418)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Decrease in accounts receivable		(158,694)
Decrease in prepaid expenses		(7,169)
Decrease in accounts payable		67,723
Increase in accrued payroll expenses		-
Increase in accrued expenses		(3,965)
Decrease in deferred revenue		-
NET CASH PROVIDED BY OPERATING ACTIVITIES		(762,523)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		-
Net change Capital contributions		900,000
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		900,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		137,477
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		42,585
CASH AND CASH EQUIVALENTS, END OF YEAR	$	180,062

See notes to financial statements and auditors' report.

COMCAP, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
COMCAP, LLC ("Company") is a Limited Liability Company which was formed in March 2017 in the state of California. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") and the Company is a member of the Financial Industry Regulatory Authority as of November 9, 2017. The Company provides merger and acquisition, financial and capital advisory services to clients in various industries.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes Advisory fees when contract services are completed and fees are earned. Fess are considered to be earned when the terms of the agreement have been satisfied. Retainer fees are recognized when received and the work is performed. During 2017, two clients accounted for 100% of the Advisor fees and no clients accounted for greater than 10% of the Retainer fees.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's members are taxed on the Company's earnings.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2017) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2017.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company leases office space under an operating lease expiring in June 30, 2019.

Future minimum lease payments under the above non-cancelable operating lease as of December 31 are:

2018	10,500
2019	5,250
Total	$26,250

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2017, the Company has net allowable capital of $261,131 which exceeded the required net capital by $255,943.

Note 5 Going Concern

The Company has suffered recurring losses from operations and has used, rather than provided, cash in its operations. Without realization of additional capital or addition revenue sources, it would be unlikely for the Company to continue as a going concern. It is management's plan to obtain additional sources of capital and revenues. The financial statements do not include any adjustments relating to the recoverability and classification of recorded and liabilities that might be necessary should the Company be unable to continue in existence.

Note 6 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

COMPCAP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	268,865
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		268,865
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2017		-
Total capital and allowable subordinated liabilities		268,865
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		7,734
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		261,131
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	261,131
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,188
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,188
Excess net capital		255,943
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		255,943

See notes to financial statements and auditors' report.

COMPCAP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2017

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	77,825
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	77,825
Ratio: Aggregate indebtedness to net capital		29.80%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2017)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		261,131
Net audit adjustments		-
Net capital per above		261,131

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2017.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
ComCap LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) ComCap LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star, P.A., CPA
Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 23, 2018

COMCAP LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2017

To the best knowledge and belief of ComCap LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2017.

Digitally signed by cb16ed2bd92a5201
DN: CN=Token Signing Public Key
Reason: As Financial & Operations Principal
Date: Tuesday, February 13, 2018 5:40:01 PM

Michael O. Brown
CFO & Financial and Operations Principal

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of ComCap LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by ComCap LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating ComCap LLC's compliance with the applicable instructions of Form SIPC-7. ComCap LLC's management is responsible for ComCap LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 23, 2018

SIPC-6 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (35-REV 6/17)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-69759 FINRA DEC

ComCap LLC
1031 Franklin Street
San Francisco, CA 94109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O. Brown 678-894-1959

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $793

   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

   2. Assessment balance due ______

   B. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

   C. Total assessment and interest due $793

   D. **PAYMENT: √ the box**
   Check mailed to P.O. Box ■ Funds Wired ☐
   Total (must be same as C above) $ 793

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 30th day of July, 20 17.

ComCap LLC
(Name of Corporation, Partnership or other organization)

Digitally signed by Michael O. Brown

(Authorized Signature)

CFO & Financial and Operations Principal
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending June 30, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 528,437

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______

Enter the greater of line (i) or (ii) ______

Total deductions

2d. SIPC Net Operating Revenues $ 528,437

2e. General Assessment @ .0015 $ 793

(to page 1, line 2.A.)